1812 Brewing company, inc.

PO Box 6192

Watertown, NY 13601

February 17, 2022

VIA EDGAR

Attorney Janice Adeloye

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Re: 1812 Brewing Company, Inc.

Offering Statement on Form 1-A: Request for Qualification

File No. 024-11768

Dear Ms. Adeloye:

1812 Brewing Company, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 9:00 AM EST on Tuesday, February 22, 2022, or as soon as practicable thereafter. Pursuant to your request, we confirm that the state of Georgia has advised us that it is prepared to qualify the offering.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,
/s/ Thomas Scozzafava Thomas Scozzafava CEO